UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

629410606

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 629410606

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,826
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,826
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 629410606

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Schedule 13D”) on January 29, 2021. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH as reported on the Schedule 13D were purchased with working capital in open market purchases. AGH expended an aggregate of $560,285.97 for the purchase of the Shares.

The Shares traded by AGH as reported on this Amendment No. 3 reduced AGH’s aggregate expenditures by $627,620.09. Consequently, as of the date of this Amendment No. 3, AGH has made proceeds in an aggregate amount of $67,334.12 from the sale of the Shares.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 2,976,774 Shares outstanding, which is the total number of Shares outstanding as of March 9, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2021.

(a)	As of the close of business on March 16, 2021, the Reporting Person directly beneficially owned 81,826 Shares.

Percentage: Approximately 2.75%

(b)	1. Sole power to vote or direct vote: 81,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 81,826
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly owned subsidiary of the Reporting Person, engaged in the following transactions in the Shares since March 12, 2021:

Date	Transaction	Quantity	Weighted Average Price
3/15/2021	Sale	48,630	$ 6.12
3/15/2021	Sale	27,000	$ 6.17
3/16/2021	Sale	25,000	$ 4.42
3/16/2021	Sale	4,000	$ 4.53
3/16/2021	Sale	15,100	$ 4.53
3/16/2021	Purchase	8,500	$ 3.95

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 629410606

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

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CUSIP No. 629410606

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
	Name:	Milton C. Ault III
	Title:	Executive Chairman

DIGITAL POWER LENDING LLC

By:	/s/ David Katzoff
	Name:	David Katzoff
	Title:	Manager

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